Morgan Stanley Dean Witter Spectrum Series
Monthly Report
July 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of July 31, 2001 was as follows:

Funds	N.A.V.			    % change for
month
Spectrum Commodity	$  6.40	-0.28%
Spectrum Currency	$10.82	-5.96%
Spectrum Global Balanced	$15.75	0.05%
Spectrum Select	$23.72	-0.13%
Spectrum Strategic	$  9.99	-1.42%
Spectrum Technical	$14.94	-3.38%

For most of the Spectrum Series Funds, performance over the past 12 months has generally followed a pattern often seen in managed futures where periods of moderate positive or negative performance are punctuated by periods of more significant positive or negative performance. The table below shows the performance of each Spectrum Series fund over the last year (August 1, 2000 through July 31, 2001).

Funds			12-Month Performance
			Spectrum Commodity		-13.40%
			Spectrum Currency		+ 7.55%
			Spectrum Global Balanced	 +3.14%
			Spectrum Select		+20.04%
			Spectrum Strategic		 -14.91%
			Spectrum Technical		+14.05%

The reason for this is that the trading of most managed futures managers benefits most whenever a sustained price trend emerges in a market they trade in.
When these markets move in a trendless fashion with little price change, performance tends to be characterized by moderate gains or losses. But, when trends emerge
and run their course, this strategy can generate significant profits in rather
short periods. Finally, markets will often reverse course after a period of sustained trending and, as a result, a portion of previous gains may be lost.

Over the past 12 months, this pattern has generally held true for Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Technical. Specifically, during the period from August to October 2000, Spectrum
Currency, Spectrum Global Balanced and Spectrum Select generated modest gains, while Spectrum Technical generated modest losses, as many markets exhibited little clear direction over that three month period. This was followed by a five month period from November 2000 to March 2001 in which moderate
to strong gains were produced in each of these Funds as trends developed and continued in a wide variety of markets. This general period of strong performance ended in April when many of the trends that produced profits in the previous five months reversed direction or consolidated. For the three months ending in July, performance has generally been moderately negative in Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Technical as markets resumed fluctuating in a range and await the return of the influences that may cause them to move in a more clear direction or trend over a sustained period of time.

Each of the other two Spectrum Series Funds -- Spectrum Strategic and
Spectrum Commodity - underperformed during the prior 12 months largely due to the trading philosophy used in each fund. Spectrum Strategic, which is principally traded with a fundamental or discretionary approach, experienced significant losses in the August to October 2000 period based on forecasts that were inconsistent with subsequent price movements primarily in the energy markets. Spectrum Commodity, which is long only and participates exclusively in the tangible commodity markets, posted moderate losses during the November 2000 to March 2001 period as many of the markets in which it participates declined in value or moved in a trendless fashion.

Spectrum Commodity

Spectrum Commodity decreased slightly in value during July primarily due to losses recorded in the metals markets from long positions in copper and aluminum futures as prices declined on waning demand prompted by weak U.S. economic data. In soft commodities, losses were experienced from long sugar futures positions as prices dropped on technical factors. Additional losses were incurred from long coffee futures positions as prices moved lower amid a weakening Brazilian real and on weather forecasts for favorable conditions in Brazil's coffee growing region. A portion of these losses was offset by gains recorded in the agricultural markets from long positions in corn and wheat futures as prices increased early in the month on forecasts for hotter and drier weather in the western U.S. Midwest. In the energy markets, profits were recorded later in the month from long positions in natural gas futures as prices
increased on reports of lower-than-expected inventories.

Spectrum Currency

Spectrum Currency decreased in value during July primarily due to losses recorded from short positions in the euro and Swiss franc as the value of these European currencies reversed higher versus the U.S. dollar, which resulted in a partial giveback of previously recorded profits, following Chairman Greenspan's testimony highlighting that the U.S. economy still faces weakness and benign European inflation data. Additional losses were experienced early in the month from long positions in the Mexican peso as its value weakened relative to the U.S. dollar on worries that Argentina won't meet its debt obligations and that Argentina's economic crisis could hit Mexico. A portion of these losses was offset by gains recorded from long positions in the British pound as its value strengthened versus the U.S. dollar on benign European inflation data.

Spectrum Global Balanced

Spectrum Global Balanced increased slightly in value during July primarily due to gains recorded in the global interest rate futures markets from long positions in U.S. interest rate futures as prices increased as Chairman Greenspan signaled that the Federal Open Market Committee was prepared to lower interest rates further if it was needed to revive the U.S. economy. In the agricultural markets, profits were recorded from long positions in soybean oil futures as soybean prices increased early in the month on forecasts for hotter and drier weather in the U.S. Midwest. In the metals markets, profits were recorded from short positions in copper and nickel futures as prices declined on waning demand prompted by weak U.S. economic data. A majority of these gains was offset by losses recorded in the global stock index futures markets from long positions in
European stock index futures as European equity prices decreased early in the month on corporate profit warnings from high-profile technology companies. In the currency markets, losses were experienced from trading in the Mexican peso as its value relative to the U.S. dollar moved in a choppy fashion due to conflicting reports on Argentina's economic crisis and the potential impact on Mexico.

Spectrum Select

Spectrum Select decreased in value during July primarily due to losses recorded in the currency markets from short positions in the euro and Swiss franc as the value of these European currencies reversed higher versus the U.S. dollar, which
resulted in a partial giveback of previously recorded profits, following
Federal
Reserve Chairman Greenspan's testimony highlighting that the U.S. economy still faces weakness and benign European inflation data. In the energy markets,
losses were recorded from short positions in natural gas futures as prices increased on reports of lower-than-expected inventories. A portion of these losses was offset by gains recorded in the metals markets from short positions in
copper and aluminum futures as prices declined on waning demand prompted by weak U.S. economic data. In the agricultural markets, profits were recorded from long futures positions in soybeans and soybean related products as prices increased early in the month on forecasts for hotter and drier weather in the U.S.
Midwest. In the global stock index futures markets, gains were recorded from short positions in Hang Seng Index futures as Hong Kong's equity prices decreased on corporate profit warnings from high-profile technology companies.

Spectrum Strategic

Spectrum Strategic decreased in value during July primarily due to losses recorded in the global interest rate futures markets from short positions in German interest rate futures as prices moved higher amid weakness in equity prices, a stronger euro and on the heels of Chairman Greenspan's comments. In the currency markets, losses were experienced from short positions in the euro as the value of the euro reversed higher versus the U.S. dollar, which resulted in a partial giveback of previously recorded profits, following Federal Reserve Chairman Greenspan's testimony highlighting that the U.S. economy still faces weakness and benign European inflation data. A portion of these losses was offset by gains recorded in the metals markets from short positions in aluminum and copper futures as prices declined on waning demand prompted by weak U.S. economic data. In the energy markets, profits were recorded from long positions in crude oil futures as prices rose on the back of a 1-million-barrel-per-day OPEC production cut.

Spectrum Technical

Spectrum Technical decreased in value during July primarily due to losses recorded in the currency markets from short positions in the euro and Swiss franc as the value of these European currencies reversed higher versus the U.S. dollar, which resulted in a partial giveback of previously recorded profits, following Federal Reserve Chairman Greenspan's testimony highlighting that the U.S. economy still faces weakness and benign European inflation data. In the global interest rate futures markets, losses were experienced from short positions in European interest rate futures as prices moved higher amid weakness in equity prices, a stronger euro and on the heels of Chairman Greenspan's comments. Additional losses were experienced from long positions in Japanese government bond futures as prices declined due to growing market skepticism over the Japanese government's ability to proceed with structural and fiscal reforms. In soft commodities, losses were experienced from long sugar futures positions as prices dropped on technical factors. In the agricultural markets, losses were recorded from short corn futures positions as prices increased early
in the month on forecasts for hotter and drier weather in the U.S. Midwest. A portion of these losses was offset by gains recorded in the global stock index futures markets from short positions in Nikkei Index futures as Japanese equity prices decreased early in the month on corporate profit warnings from high-profile technology companies. In the metals markets, profits were recorded from short positions in copper and aluminum futures as prices declined on waning demand prompted by weak U.S. economic data.

Should you have any questions concerning this report, please feel free to contact
Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each Fund.  PAST PERFORMANCE IS NOT
NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds					Year				Return

Spectrum Commodity
					1998				-34.3%
1998	 15.8%
2000 				   3.2%
					2001 (7 months)			 -18.5%

				Inception-to-Date Return:    	               -36.0%

				Annualized Return:	         	               -11.7%

_______________________________________________________________________
Spectrum Currency			2000 (6 months)			 11.7%
					2001 (7 months)			  -3.1%

				Inception-to-Date Return:			   8.2%
				Annualized Return:			   7.5%
_______________________________________________________________________
Spectrum Global Balanced
					1994 (2 months)			 -1.7%

					1995				22.8%
					1996				 -3.6%
					1997				18.2%
1999	16.4%
1999 				  0.7%
					2000 				  0.9%
					2001 (7 months)			 -3.1%

				Inception-to-Date Return:    		 57.5%

				Annualized Return:	         	                 7.0%
 ______________________________________________________________________
Spectrum Select
					1991 (5 months)			 31.2%
1992	-14.4%
1993	 41.6%
1994	  -5.1%
1995	 23.6%
1996	   5.3%
1997	   6.2%
1998 				  14.2%
					1999                                                   -7.6%
                				2000 				   7.1%
					2001 (7 months)			   0.6%
				Inception-to-Date Return:			137.2%
				Annualized Return			    9.0%


Spectrum Strategic
					1994 (2 months)			  0.1%
					1995				10.5%
					1996				 -3.5%
					1997				  0.4%
					1998 			  	  7.8%
					1999                                    	 37.2%
					2000 				-33.1%
					2001 (7 months)			  -5.8%

				Inception-to-Date Return: 			  -0.1%

				Annualized Return:			   0.0%
_______________________________________________________________________
Spectrum Technical
					1994 (2 months)			 -2.2%
					1995				17.6%
					1996				18.3%
					1997				  7.5%
					1998 				 10.2%
					1999                                                   -7.5%
2000	   7.8%
2001 (7 months)			  -7.1%

				Inception-to-Date Return: 			 49.4%

				Annualized Return:		 	   6.1%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency        _     Spectrum Global Balanced
		  Percentage of		Percentage of               Percentage of
		  July 1, 2001		July 1, 2001      		   July 1, 2001
		  Beginning			Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                   (266,322)	   (1.75)	          -              -   	      (229,214)       (0.41)
  Net change in unrealized    277,078	    1.82	    (1,722,047)  	   (5.63)	       358,543	    0.64

  Total Trading Results        10,756 	    0.07	    (1,722,047)	   (5.63)	       129,329  	    0.23
Interest Income (Note 2)       37,486	    0.25 	        67,384	    0.22	       168,973         0.30

  Total Revenues               48,242	    0.32	    (1,654,663)	   (5.41)	       298,302         0.53

EXPENSES
Brokerage fees (Note 2)        58,464	    0.38	       117,285   	    0.38	       214,718         0.38
Management fees (Notes 2 & 3)  31,775 	    0.22   	        50,994 	    0.17   	        58,347         0.10

  Total Expenses               90,239	    0.60	       168,279	    0.55	       273,065         0.48

NET INCOME (LOSS)             (41,997)   (0.28)	    (1,822,942)	   (5.96)	        25,237         0.05

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency                     Spectrum Global Balanced     .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 July 1, 2001        2,376,693.967  15,251,508    6.42   2,659,950.630  30,596,055  11.50   3,557,103.629    56,013,754  15.75
Net Income (Loss)           -          (41,997)  (0.02)        -        (1,822,942) (0.68)           -           25,237     -
Redemptions            (87,613.791)   (560,728)   6.40      (8,203.804)    (88,765) 10.82     (70,105.707)   (1,104,165) 15.75
Subscriptions           31,202.344     199,695    6.40     192,012.637   2,077,577  10.82      54,335.015       855,777  15.75

Net Asset Value,
  July 31, 2001      2,320,282.520  14,848,478    6.40   2,843,759.463  30,761,925  10.82   3,541,332.937    55,790,603  15.75

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended July 31, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic       _     Spectrum Technical
		  Percentage of		Percentage of                Percentage of
		  July 1, 2001		July 1, 2001                 July 1, 2001
		  Beginning	  		Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                    1,680,037      0.73	     (1,161,657)      (1.67)	     (8,757,418)      (3.36)
  Net change in unrealized     (573,529)    (0.25)	        598,349  	    0.86  	      1,503,868	    0.58

  Total Trading Results       1,106,508      0.48	       (563,308)	   (0.81)	     (7,253,550)	   (2.78)
Interest Income (Note 2)        552,672      0.24 	        168,239	    0.24	        618,168        0.24

  Total Revenues              1,659,180      0.72         (395,069)	   (0.57)	     (6,635,382)      (2.54)

EXPENSES
Brokerage fees (Note 2)       1,383,913      0.60	        419,401   	    0.60	      1,576,322        0.60
Management fees (Notes 2 & 3)   572,652      0.25  	        173,545 	    0.25	        607,061  	    0.24

  Total Expenses              1,956,565      0.85	        592,946 	    0.85	      2,183,383        0.84

NET LOSS                       (297,385)    (0.13)        (988,015)	   (1.42)	     (8,818,765)      (3.38)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic                    Spectrum Technical          .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 July 1, 2001        9,645,366.908  229,061,335  23.75   6,849,755.288  69,418,151   10.13  16,875,715.982  260,908,535  15.46
Net Loss                   -           (297,385) (0.03)       -           (988,015)  (0.14)         -        (8,818,765) (0.52)
Redemptions            (91,928.227)  (2,180,538) 23.72     (80,220.400)   (801,402)   9.99    (181,137.136)  (2,706,189) 14.94
Subscriptions          127,924.400    3,034,366  23.72      83,545.583     834,620    9.99     226,322.089    3,381,252  14.94

Net Asset Value,
  July 31, 2001      9,681,363.081  229,617,778  23.72   6,853,080.471  68,463,354    9.99  16,920,900.935  252,764,833  14.94
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on
80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges are paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum
Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

The Partnerships pay brokerage fees to Morgan Stanley DW was described in Note 1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.
  Northfield Trading L.P.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd.
  Blenheim Investments, Inc.
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc.

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a
2% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.

Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)

experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.